# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JAMES HARDIE INDUSTRIES PLC, CIK 0001159152
CUSIP: G4253H101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Harcourt Street, Europe House, Harcourt Centre, 2nd Floor, Dublin 2, Ireland (L2), D02 WR20
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000912938

## Reporting persons
- Massachusetts Financial Services Company: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 32,395,506; shared voting power 0; sole dispositive power 34,335,971; shared dispositive power 0; aggregate amount beneficially owned 34,335,971 (5.9% of the class)

## Item 1. Issuer
Name of issuer: JAMES HARDIE INDUSTRIES PLC
Address of issuer's principal executive offices: Harcourt Street, Europe House, Harcourt Centre, 2nd Floor, Dublin 2 D02 WR20, Ireland

## Item 2. Person Filing
Name of person filing: Massachusetts Financial Services Company
Address of principal business office or, if none, residence: 111 Huntington Avenue, Boston, MA 02199
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 34,335,971 shares of Common Stock (consisting of the sum of Common Stock and JAMES HARDIE INDUSTRIES PLC Global Depository Receipt Depository Receipts on an as-converted basis to shares of Common Stock)
Percent of class: 5.9
Sole power to vote or to direct the vote: 32,395,506
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 34,335,971
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Massachusetts Financial Services Company: Deepu Pylee, Compliance Director (05/14/2026)